Jamie S. Miller
Senior Vice President – Controller
General Electric Capital Corporation

3135 Easton Turnpike
Fairfield, CT 06828
USA

T+1 203 373 2444
F+1 203 373 3005
jamie.miller@ge.com

Via EDGAR

September 24, 2010

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	General Electric Capital Corporation
Form 10-K for Fiscal Period Ended December 31, 2009
Form 10-Q for Fiscal Period Ended March 31, 2010
File No. 001-06461

Dear Mr. Vaughn:

We are responding to your comment letter dated August 27, 2010, to Michael A. Neal, Chief Executive Officer of General Electric Capital Corporation (“GECC” or the “Company”) related to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

1.
We note your response to comment 2 to our letter dated June 2, 2010 and your enhanced disclosure on page 54 of your June 30, 2010 Form 10-Q regarding your loan modification programs. Please address the following:

a.
This disclosure includes your policy regarding re-aging of receivables, and indicates that the loan would return to current status after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount. We also note that you have a significant amount of modified loans that redefaulted. In light of this fact, please tell us why you believe your re-aging process is appropriate and tell us whether you considered using a longer time period before re-aging this loan to current.

(1)

Response:

During the fiscal year 2009 and the first six months of 2010, we modified approximately $2.4 billion and $1.3 billion, respectively, of consumer loans for borrowers experiencing financial difficulties. This included approximately $1.3 billion and $0.8 billion, respectively, of credit card loans in the United States (U.S.) and approximately $1.1 billion and $0.5 billion, respectively, of other consumer loans primarily non-U.S. residential mortgages, credit cards and personal loans, which were not classified as TDRs. For these modified loans, we provided short-term (12 months or less) interest rate reductions and payment deferrals, which were not part of the terms of the original contract. During the fiscal year 2009 and the first six months of 2010, approximately $0.4 billion and $0.1 billion, respectively, of these modified loans redefaulted. Currently, we believe that our re-aging process is appropriate and is supported by the fact that a substantial majority of these modifications have been successful. Furthermore, our experience over this period indicates that about half of the modified loans that have re-defaulted are re-defaulting prior to being re-aged. Data related to re-default experience is considered in our overall reserve adequacy review and we believe that reserves would not be materially different had we not re-aged these accounts. We will continue to monitor our experience relative to re-defaults on consumer loans that were modified under these programs in 2009 and 2010 and if appropriate, revise our re-aging process. In addition, we will include disclosure along the above lines in our future Form 10-Q filings.

b.
We note that you make modifications to loans that you do not appear to account for as troubled debt restructuring (“TDR”). Your response appears to indicate that this is due to the short term nature of the modifications. Please revise to disclose the following:

i.	Describe the key features of your short-term modification programs, including a description of the significant terms modified and the typical length of each of the modified terms;

ii.	Explain in further detail how the terms are modified under the programs, yet you still expect to collect full contractual principal and interest on the loans;

iii.	Describe the scenarios where you would use these short-term loan modifications as opposed to the longer-term modifications made under your other modification programs;

iv.
Discuss the success rates of these short-term modification programs (as compared to the longer term modifications that are classified as TDRs), and provide a discussion of whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans;

v.	Provide additional analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings; and

vi.
Disclose whether you believe you would obtain a materially different allowance if these loans were included in your ASC 310-10 (SFAS 114) impairment analysis as compared to your ASC 450-20 (SFAS 5) analysis

(2)

Response:

We advised the Staff that we utilize certain loan modification programs for borrowers experiencing financial difficulties in our consumer loan portfolio. These loan modification programs are primarily concentrated in our U.S. credit card and other consumer loan portfolios, primarily non-U.S. residential mortgages, credit cards and personal loans. We sold our U.S. residential mortgage business in 2007 and as such, do not participate in the U.S. government sponsored mortgage modification programs.

We use these short-term modification programs in situations in which the customer is experiencing a temporary cash flow shortfall (e.g., illness, temporary job loss, etc.) and currently unable to meet minimum monthly payments. As these programs are directed towards borrowers experiencing temporary financial difficulties, we expect the borrowers to continue to be able to meet their contractual obligations upon the conclusion of the short-term modification.

In the U.S., these credit card modification programs typically provide short-term interest rate reductions and payment deferrals to borrowers experiencing temporary financial difficulties. Under the interest rate reduction programs, no principal is forgiven and the current interest rate may be temporarily reduced by 25% to 50%, or to a minimum stated rate, for a period ranging from six to twelve months, during which time the borrower’s access to funding privileges is suspended. In some circumstances, the borrower must first bring the account current or make a minimum payment to qualify for the short-term reduced interest rate. Our payment deferral programs related to U.S. credit cards offer borrowers the ability to skip one monthly minimum payment, or in the case of closed-end accounts, defer one to three payments to the account’s original or extended maturity. The maturity dates of closed-end accounts may be extended up to twelve months. Under these programs, no principal is forgiven and interest on the outstanding amount continues to be assessed against the borrower.

Similarly, for the non-U.S. consumer loan programs, we typically provide short-term interest rate reductions and payment deferrals to borrowers experiencing temporary financial difficulties. Under these programs, we permit the borrower to skip up to three minimum monthly payments in exchange for bringing current the amount currently in arrears; allow past due amounts to be capitalized with increased payments required over a period not to extend beyond the original remaining maturity; extend the original maturity of the loan by the number of missed monthly payments, up to three months; or reduce the minimum monthly payments with the missed monthly payments spread across the original remaining maturity. In addition, for certain revolving accounts, we may temporarily reduce the interest rate for a period ranging from six to twelve months, during which time the borrower’s access to funding privileges is suspended.

Approximate re-default rates on consumer loans modified under the short-term programs during the periods below and which re-defaulted within that period are presented below.

January 1, 2009 - December 31, 2009	18%
January 1, 2010 - June 30, 2010	9%

Our experience indicates that a substantial majority of these short-term modifications are successful, as indicated by the percentages above. Of those accounts that have re-defaulted, our experience with respect to subsequent action (e.g., further long-term modifications) varies based on portfolio-type and the individual borrower, with a small percentage of the re-defaults entering longer-term modification programs.

(3)

Due to the temporary and short-term nature of these consumer loan modifications, they are not considered TDRs. In our second quarter Form 10-Q, we provided the following additional disclosure regarding our short-term consumer loan modification programs:

“We utilize certain short-term loan modification programs for borrowers experiencing temporary financial difficulties in our consumer loan portfolio. These loan modification programs are primarily concentrated in our U.S. credit card and non-U.S. residential mortgage portfolios. We sold our U.S. residential mortgage business in 2007 and as such, do not participate in the U.S. government sponsored mortgage modification programs. During the six months ended June 30, 2010, we provided short-term modifications of approximately $1.3 billion of consumer loans for borrowers experiencing financial difficulties. This included approximately $0.8 billion of credit card loans in the United States (U.S.) and approximately $0.5 billion of other consumer loans primarily non-U.S. residential mortgages, credit cards and personal loans, which were not classified as TDRs. For these modified loans, we provided short-term (12 months or less) interest rate reductions and payment deferrals, which were not part of the terms of the original contract. During the six months ended June 30, 2010, approximately $0.1 billion of these modified loans redefaulted.”

We acknowledge the Staff’s comment in 1.b.vi. above and will include disclosure along the following lines in future filings.

“The allowance for loan losses related to consumer loans included in the short-term modification programs is not materially different from that which would have been calculated had we applied the requirements of ASC 310-10.”

2.
We note your disclosure on page 34 of your 2009 Form 10-K where you indicate that specific reserves are recorded for individually impaired loans to the extent you judge principal to be uncollectible. Please tell us how your policy is consistent with the guidance in ASC 310-10-35-16 which indicates that a loan is impaired when it is probable that both the contractual interest and the contractual principal payments of a loan will not be collected as scheduled in the loan agreement.

Response:

In future filings we will clarify that our accounting policy considers loans to be impaired when it is probable that we will be unable to collect all amounts due according to original contractual terms of the loan agreement as we state in Note 1 Summary of Significant Accounting Policies, on page 63 of our 2009 Form 10-K.

3.	We note your table on page 34 which provides information regarding loans classified as impaired and the amount of specific reserves related to those impaired loans. Please respond to the following:

a.	Quantify your impaired loans as of March 31, 2010 and December 31, 2009 by the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);

b.	Clearly explain how you determine whether a loan is collateral-dependent;

(4)

c.
Describe your charge-off policy for collateral-dependent impaired loans. In this regard, clarify whether under your policy the difference between the recorded amount of a loan and the fair value of the underlying collateral would be charged-off against the allowance and the timing on when the charge-off would take place.

d.	Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and

e.
To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in the area the loans are located. As part of your response, please discuss any significant geographic concentrations.

Response:

In future filings, we will include disclosure along the following lines:

“Measurement of the impairment on our impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or collateral value as a practical expedient in accordance with ASC 310-10-35.

Our impaired loan balance at March 31, 2010, and December 31, 2009, classified by the method used to measure impairment was as follows:

	March 31, 2010	December 31, 2009

Method used to measure impairment
Discounted cash flow	$6,863	$7,020
Collateral value	7,468	5,866
Observable market price	–	–
Total	$14,331	$12,886

We determine whether a loan is collateral-dependent in accordance with ASC 310-10-35, which states that, a loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. We record reserves based upon the present value of expected future cash flows discounted at the loan's effective interest rate or collateral value as a practical expedient. For loans where we deem foreclosure to be probable, we record reserves based on collateral values. For Real Estate, reserves are based on a discounted cash flow methodology, except in situations where the loan is within 24 months of maturity or foreclosure is deemed probable, in which case reserves are based on the fair value of the underlying collateral. A substantial majority of our Real Estate impaired loans have specific reserves that are determined based on the fair value of the underlying collateral.

(5)

Write-offs on impaired loans are based on amounts deemed uncollectible and are reviewed quarterly.  Write-offs on Real Estate loans are generally recorded upon the initiation of foreclosure or early settlement by the borrower, or in some cases, based on the passage of time depending on specific facts and circumstances. In CLL, loans are written-off when deemed uncollectible (e.g., when the borrower enters restructuring or collateral is to be liquidated). In Consumer, loans secured by residential real estate (both revolving and closed-end loans) are written down to the fair value of collateral, less costs to sell, no later than when they become 360 days past due.”

We supplementally advise the Staff that at both March 31, 2010, and December 31, 2009, there were approximately $125 million of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct write-off.

At both March 31, 2010, and December 31, 2009, we had approximately $300 million of impaired real estate loans without a specific allowance that had not been written down to the fair value of the underlying collateral. Each of these loans has adequate projected cash flows to service the debt in accordance with the amended terms and foreclosure is not considered probable at maturity. Most of these loans are in the U.K.

4.
Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial and industrial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filing accordingly:

a.	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

b.	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

c.
In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

d.	How you evaluate the guarantor’s reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

e.
How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you not seek to enforce the guarantee;

f.	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

(6)

g.
When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response:

We supplementally advise the Staff, that we have not extended loans at maturity where we did not consider the loan impaired due to the existence of a guarantee.

5.
We note that your loan portfolio includes a significant amount of commercial lending and leasing and real estate loans. Given the relatively higher level of credit risk typically associated with these types of lending products, tell us, and consider revising future filings to disclose the following information related to loans with interest reserves:

a.	The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

b.	Your policy for recognizing interest income on these loans;

c.	How you monitor the projects through their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

d.	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

e.	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

f.	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

Response:

We supplementally advise the Staff that our Real Estate loan portfolio included $2.0 billion and $1.9 billion of loans with interest reserves, of which $0.2 billion and $0.4 billion were classified as nonearning at December 31, 2009 and March 31, 2010, respectively. Interest reserves of $31 million and $6 million were funded on these loans for the year ended December 31, 2009 and the first quarter ended March 31, 2010, respectively; capitalized interest at December 31, 2009 and March 31, 2010 was $73 million and $78 million, respectively.

As disclosed on page 32 of our 2009 Form 10-K, our Real Estate loan portfolio included $317 million of construction loans at December 31, 2009, the majority of which were acquired in a business combination in 2008, and represent projects still under development. These loan agreements contain interest reserve terms and conditions in which a portion of the advanced funds are required to be held in an interest reserve account to meet interest payment requirements. The remaining portion of our Real Estate loans with interest reserves relate to developed properties, and in most instances, relate to the funding of renovations related to those properties.

(7)

In addition to the rigorous asset management monitoring performed across the broader loan portfolio, we employ various incremental monitoring procedures for loans with interest reserves commensurate with their higher risk profile. Specifically, we have a specialized construction and draw team within our asset management organization responsible for performing due diligence and project status evaluation on every borrower draw request (monthly for construction development loans). Due diligence procedures include independent engineering and architectural site visits and assessments, vendor invoice reconciliation, and balancing of the sources and uses of cash required to complete the project. To the extent the remaining cash available is not adequate to fund the completion of the project, draw requests typically are declined until such time that the borrower contributes additional equity to balance the sources and uses of cash. As construction projects near completion and can begin leasing activity, leasing milestones are monitored on a monthly (construction development) or quarterly (renovation) basis. Additionally, remaining interest reserves are monitored on a monthly basis for adequacy relative to the status of the project and projected cash flow of the collateral. Loans with inadequate interest reserves are identified for enhanced asset management monitoring and workout discussions with the borrower.

All individual loans, including loans with interest reserves, are evaluated for impairment under ASC 310-10-35 on a quarterly basis. This impairment evaluation considers current loan-to-value ratios reflecting the status of development and renovation activities. Valuations of construction development projects reflect projected stabilized value upon completion of construction and currently estimated lease-up. Consistent with the overall loan portfolio, valuation assumptions for collateral related to loans with interest reserves are updated at least semi-annually, with assumptions for higher-risk assets updated quarterly. Our valuation assumption review for collateral undergoing development and renovation activity includes detailed review of project completion status and operational milestones, and identifies loans or projects that are experiencing difficulties in completion and payment.

Interest income on these loans is accrued only when it is deemed reasonably assured of collection. There were no situations during the year ended December 31, 2009, or first quarter ended March 31, 2010, in which additional interest reserves were advanced to prevent a loan from defaulting or being classified as nonearning.

We have extended, renewed or restructured approximately $0.4 billion of these loans as of March 31, 2010. The substantial majority of these restructured loans are classified as impaired.

6.	We note your response to our previous comment 3 in our letter dated June 2, 2010. Please provide the following additional information:

a.
We note your response that the acquisition of $0.3 billion of nonearning Interbanca S.p.A. loans caused your ratio of allowance as a percentage of nonearning receivables to decrease from 83.5% to 39.4%. However, we note that the increase in nonearning loans was also due to other factors, as the total increase was $1.035 billion. Please revise your disclosure to specifically quantify what the allowance as a percent of nonearning receivables ratio for the CLL-Europe business would have been absent the acquisition of Interbanca S.p.A. Compare this ratio to prior periods and discuss the reasons for any trends. Present any other ratios affected by this acquisition in a similar manner and discuss any significant trends between periods.

(8)

Response:

The allowance as a percent of nonearning receivables at December 31, 2008, December 31, 2009, and March 31, 2010, in CLL-Europe absent the acquisition of Interbanca S.p.A., is provided in the table below.

December 31, 2008	December 31, 2009	March 31, 2010
83.5%	68.7%	83.6%

The decline in the ratio of the allowance to nonearning receivables at December 31, 2009, from December 31, 2008, was primarily attributable to new nonearning accounts with higher levels of collateral value. Specifically, within our senior secured lending portfolio, 11 additional accounts were nonearning at December 31, 2009, representing a nonearning balance of approximately $250 million and a corresponding specific reserve balance of approximately $115 million.

The increase in this ratio at March 31, 2010, compared to December 31, 2009, was primarily driven by the resolution of 9 of these highly collateralized accounts, representing nonearning and specific reserve balances at December 31, 2009, of approximately $181 million and $83 million, respectively.  These amounts included 4 accounts that were restructured, classified and reported as impaired and troubled debt restructurings, and are paying currently in accordance with the revised terms with income recognized on a cash basis (thus no longer classified as nonearning).  The remaining 5 accounts were either removed from nonearning at March 31, 2010, as a result of the loans being sold at or in excess of net carrying value or adjusted downward as a result of write-offs.

In future filings, we will more fully explain the cause of the variance in the financing receivable ratios and provide additional data to the extent these ratios are significantly affected by future acquisitions.

b.
Please revise your disclosure to more fully explain the deterioration of the ratio of allowance as a percent of nonearning receivables in the Real Estate portfolio. We note your response that the decline in 2009 reflected a higher proportion of the allowance being attributable to specific reserves and your estimate of underlying collateral values. Given your disclosure that your receivables may continue to be adversely affected as the overall challenging economic environment continues to pressure underlying property values, please explain why higher additional reserves were not necessary for the remainder of the portfolio. Explain why you do not anticipate or have not experienced a similar increase in loans requiring the same level of specific reserves prior to being classified as nonearning. Describe how you consider the impact of increased levels of nonearning receivables in your general allowance component and quantify the effect of any changes in assumptions related to this consideration. If you do not consider the impact of increased levels of nonearning reserves in your general allowance component, please disclose why you do not believe this to be a qualitative indicator of credit deterioration within your portfolio.

Response:

(9)

Since our loan portfolio monitoring process may identify loans as impaired even when a loan is currently paying in accordance with contractual terms, the establishment of a specific reserve may often precede the classification of a loan as nonearning.  Therefore, the ratio of allowance for losses as a percent of nonearning receivables does not necessarily change proportionately with the change in nonearning receivables.  Accordingly, we emphasize the importance of the following ratios in analyzing the adequacy of our Real Estate reserve:  (1) the allowance for financing receivables as a percent of total financing receivables and (2) the allowance for financing receivables as a percent of total impaired loans.

The increase in the allowance as a percent of total financing receivables since December 31, 2008 reflects the overall deterioration in commercial real estate values and cash flows that has resulted in increased delinquencies and impairments throughout 2009 and the first half of 2010. As the commercial real estate market deteriorated, the composition of impaired loans to the total financing receivables portfolio increased, reflecting the results of our impaired loan surveillance process. The allowance as a percent of total impaired loans has generally increased over the market downturn period. The reduction in the allowance as a percent of total impaired loans in the first quarter of 2010 was driven by an increase in loans identified as impaired in our first quarter surveillance process, which also reflected a migration of the reserve composition from general reserves to specific reserves.

Our general reserve component for the collective non-impaired portfolio is based upon a formulaic approach, utilizing a model for estimating probable incurred losses. This model converts economic forecasts into real estate market forecasts that are calibrated by market and asset class using historical industry loss data. The model then uses the real estate market forecasts to project expected performance of a loan based on key loan portfolio metrics, including debt service coverage (DSC) ratios, loan-to-value (LTV) ratios, origination date, asset class, and location. The model also considers the risk that the borrower is unable to refinance the loan at its maturity date based on lending liquidity conditions in the market. We periodically evaluate the effectiveness of the model in capturing current market risk, and make manual adjustments to the model output as necessary to reflect the inherent risk of loss in the non-impaired loan portfolio. As such, the general reserve inherently considers the same current general economic conditions and risks in the loan portfolio that are driving the increased levels of nonearning receivables.

The probable incurred losses estimated using our general reserve methodology are based on estimated probability of default and loss given default. These estimates consider trends in LTV and DSC ratios as described above, as well as industry historical volatility data related to property performance. As such, it reflects industry historical loss data, updated for current economic and market conditions.

c.	Please revise to disclose the ratio of the general allowance to the ASC 450 loan pools and the ratio of specific reserves to ASC 310 loans.

Response:

In future filings, we will revise our disclosures to include the ratio of specific reserves to impaired loans by portfolio segment. Additionally, beginning with our 2010 Form 10-K and consistent with our implementation of ASU 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, we will disclose the amount of general and specific reserves for each portfolio segment.

(10)

d.
Please revise to disclose additional detail regarding the nature of the underlying collateral related to the Real Estate portfolio. Describe the impact your charge-off policy has on your estimate of the allowance for loan losses and credit quality measures related to this portfolio.

Response:

The Real Estate financing receivables portfolio is collateralized by income-producing commercial properties across a variety of asset classes and markets, including office buildings, apartment buildings, hotels, retail facilities, warehouse properties and owner-occupied properties, as follows:

Financing Receivables ($ in millions)	At June 30, 2010

Property type

Owner-occupied properties	$10,620
Office buildings	10,201
Apartment buildings	7,010
Hotel properties	4,911
Retail facilities	3,981
Warehouse properties	3,966
Mixed use	1,225
Other	2,092
Total	$44,006

Write-offs on impaired loans are based on amounts deemed uncollectible and are reviewed quarterly.  Write-offs on Real Estate loans are generally recorded upon the initiation of foreclosure or early settlement by the borrower, or in some cases, based on the passage of time depending on specific facts and circumstances.

The probable incurred losses estimated using our general reserve methodology are based on estimated probability of default and loss given default.  These estimates consider expected trends in loan-to-value and debt service coverage ratios, as well as industry historical volatility data related to property performance.  As such, it reflects industry historical loss data, updated for current economic and market conditions, and inherently considers the same current general economic conditions that are driving write-off experience.

We will revise our disclosure in future filings to include additional detail regarding the nature of underlying collateral to our Real Estate portfolio.

7.	Please refer to our previous comment 5 in our letter dated June 2, 2010. Please address the following:

a.
We note your response and your representation that you would include the requested disclosures in your next Form 10-Q. However, we could not locate the relevant disclosures in your June 30, 2010 Form 10-Q. As requested, please provide us with your proposed disclosures and revise your future filings beginning with your next Form 10-Q to provide the requested information.

(11)

b.
Please revise to provide a more complete discussion of the basis on which these assumptions were determined. Please provide enough detail for a reader to understand the potential variability in the assumptions used to determine the fair value of your reporting units.

Response:

In our previous response, we indicated we would more clearly disclose the amount of goodwill allocated to our reporting units beginning in the second quarter Form 10-Q filing, which can be found on page 16 of that filing.

In our previous response, we also indicated that we perform our annual goodwill impairment testing in the third quarter. We are currently engaged in that process, and it is ongoing. We will be revising our disclosures to provide updated information about measurement of reporting units that have a material amount of goodwill that is at risk of failing Step 1, in accordance with Section 9510 of the SEC Staff’s Financial Reporting Manual. The disclosure in our third quarter Form 10-Q will include the following information related to our impairment evaluation of those reporting units, if any, that have a material amount of goodwill that is at risk of failing Step 1:

•	The percentage by which fair value exceeds carrying value
•	The amount of goodwill allocated to the reporting unit
•	The basis on which the assumptions were determined.
•	Qualitative discussion of uncertainties associated with these assumptions
•	Potential events or changes in circumstances that could reasonably be expected to adversely affect those assumptions

In addition, for all other reporting units, we also will update our discussion of our methods, key assumptions and how those assumptions are determined. We did not include this information in our second-quarter Form 10-Q, as there was no update from the information previously disclosed in our 2009 Form 10-K.

8.
We note your response to our previous comment 7 in our letter dated June 2, 2010. In light of the significance of the amounts to your Net earnings and the specific guidance of ASC 320-10-45-8A, please revise your income statement in future filings as previously requested.

Response:

In future filings we will revise our disclosure to present the total amount of other than temporary impairment recognized during the period with an offset for those amounts recognized in other comprehensive income in the manner prescribed by ASC 320-10-45-8A.

9.
We note your response to our previous comment 10 in our letter dated June 2, 2010. As requested, please revise your future filings to disclose the information contained in your response. In addition to the information provided, please revise to disclose the current rating of your subprime investment securities as well as the initial rating.

(12)

Response:

Both the notes and MD&A to our 2009 10-K and the MD&A in our second quarter Form 10-Q include substantially all of the disclosures as provided to the Staff in our response to your previous comment 10 in your letter dated June 2, 2010. We will revise future Form 10-Q filings to also include the initial and current ratings of the securities.

10.
Please refer to our previous comment 12 in our letter dated June 2, 2010. Please revise to disclose the information requested. Alternatively, please provide us with the amounts involved as well as your analysis as to why such information would not provide meaningful information to investors about material trends in your investment portfolio.

Response:

In future filings, we will include disclosure along the following lines in our Investment Securities footnote:

“At September 30, 2010, other than temporary impairments previously recognized through OCI on securities still held amounted to $XXX million, of which $XXX million related to residential mortgage-backed securities (RMBS).  Gross unrealized losses related to those securities at September 30, 2010 amounted to  $XXX million, of which $XXX million related to RMBS.”

11.
Please refer to our previous comment 19 in our letter dated June 2, 2010. Please provide a more detailed analysis supporting your conclusion to deconsolidate these structures, including but not limited to, the following information:

a.
Please provide us with a tabular breakdown of the entities that were deconsolidated which details the amount of assets, liabilities, and equity for each structure along with a brief description of the structure and a key to the reason the structure was deconsolidated.

b.
Describe more specifically the individual structures that were deconsolidated. Provide additional detail regarding the activities of each entity and how the decisions of the managing member or general partner for each entity impact their respective activities.

c.	Describe more specifically the protective rights you retain as an equity or debt investor.

d.	Describe the process under which you do have the ability to remove the parties currently making the decisions that most significantly impact the economic performance of the entity.

e.
As part of your response for each separate structure deconsolidated, please specifically identify the key feature and paragraphs of the revised guidance on which you are relying for your basis for deconsolidating.

(13)

f.
We note your statement that “This logic was also applied in (y)our evaluation of entities determined to be VIEs under the revised guidance in ASC 810.” Please specifically confirm whether and the extent to which you have not consolidated. If so, provide similar information as to how you concluded that you did not have the right to receive benefits or obligations to absorb losses that would be potentially significant to the entity and the powers to direct the activities that most significantly impact the economic performance of the entity that would together provide a controlling financial interest in the entity.

Response:

GECC’s implementation project for the revised guidance was designed to deliver consistent and appropriate evaluation of all potential variable interest entities (VIEs) that we are involved with. All potential VIEs were evaluated in a standard manner by business personnel that had been trained in the application of this guidance. Subject matter experts then reviewed business evaluations to ensure that conclusions were consistent and appropriate.  Subsequent to January 1, 2010, we implemented a company-wide system to support ongoing VIE evaluation and reporting in a sustainable and controlled manner.

Through our implementation evaluation, we identified entities that would no longer be appropriate for us to consolidate under the revised variable interest entity model. The assets, liabilities and equity of those entities are summarized below.

	Assets	Liabilities	Equity
(in millions)

No longer Primary Beneficiary of Entity

Non-U.S. loan fund	$313	$8	$305

Non-U.S. private company A & B	164	156	8

Non-U.S. sports & entertainment complex limited partnership	117	100	17

U.S. venture capital funds	62	5	57

Non-U.S. asset-backed trusts	68	8	60

U.S. low income tax credit equity limited partnerships	34	31	3
	758	308	450

No longer Variable Interest Entity

Non-U.S. real estate limited partnerships	62	3	59
Total	$820	$311	$509

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In our previous response, we indicated that the net impact of deconsolidating these entities reduced assets, primarily financing receivables, by $482 million and liabilities, primarily non-recourse borrowings, by $308 million. The amounts presented above represent the amounts deconsolidated as related to these entities, prior to the adjustment to record our investment in these entities.

In no circumstances were the structure or contractual arrangements of any of the entities described below amended in contemplation of the adoption of ASU 2009-17.

A majority of the above entities were determined to be VIEs under paragraph 5a of FIN 46R, as the equity investment at risk was determined to be insufficient to absorb the expected losses of the entity, with the exception of the U.S. venture capital funds which were determined to be VIEs under paragraph 5b of FIN 46R, as the party with the power to direct does not have substantive equity.

As a result of the variable interests we held which are further described below, GECC was previously determined to be the variable interest holder that absorbed a majority of the entities’ expected losses under paragraph 14 of FIN 46R. GECC therefore concluded it was the primary beneficiary and consolidated these entities.

Under the revised guidance contained in ASU 2009-17, GECC determined that there was no change to the status of the entities as VIEs. However, GECC did not meet the revised criteria to be considered the primary beneficiary. Specifically, while GECC has the obligation to absorb losses and the right to receive benefits from each entity that could potentially be significant to that entity (ASC 810-10-25-38A.b.) it does not have the power to direct the activities of each of those entities that most significantly impacts their economic performance (ASC 810-10-25-38A.a.).

In addition, GECC does not have the unilateral ability to remove the party that currently has the power to direct the activities of the entity that most significantly affect the entity’s economic performance (ASC 810-10-25-38C). The protective rights held by other variable interest holders, including GECC, do not preclude that party from having the power to direct.

To the extent that other decisions are required to be made by the entity, as described below, the power to make those decisions either requires the joint consent of GECC and the other general partner in the entity (ASC 810-10-25-38D) or are made by the third-party majority investor.

Therefore, we concluded that GECC does not have the power to direct the activities of these entities and ceased to consolidate them under the variable interest model as of January 1, 2010.

Descriptions of each entity are as follows:

Non-U.S. Loan Fund

The non-U.S. loan fund is a joint venture formed in 2007 between GECC and a third party.  The fund purchased pools of real estate loans from two third-party banks. The purchase of the loan pools was funded by the issuance of senior and junior notes. GECC purchased 100% of the senior notes, 65% of the junior notes and 65% of the non-substantive equity. The remaining interests are held by the third party.

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All major decisions require the mutual consent of the joint venture partners. Based on the joint venture agreements, major decisions that require the agreement of the partners include, but are not limited to, the following:

•	Disposal of the loan pools (in whole or in part)
•	Termination of the servicer
•	Approval of the business plan
•	Financing and refinancing of transactions
•	Transactions with affiliates of any party

The joint venture partners appointed a third-party servicer experienced in the local real estate market to perform asset management and servicing roles for the entity. In performing the asset management and servicing roles, the servicer must follow the business plan, which has been approved jointly by both joint venture partners. The servicer cannot be removed without cause by either of the parties to the joint venture and can only be removed for cause with the consent of both joint venture parties.

We concluded that servicing and collections are the activities that most significantly impact the entity’s economic performance. Any changes in the collections strategy, resulting in a change in timing or amount of collections, require the mutual consent of both joint venture partners.

Both the holders of the senior and junior debt retain standard protective rights designed to aid recovery of their debt investments if an event of default occurs.

Non-U.S. Private Company A & B

These are two non-U.S. private companies in which the merchant banking unit of an acquired affiliate made investments prior to its acquisition by GECC. The principal business of Company A is media production and distribution. Company B is the holding company which a third-party equity investor used to acquire Company A.

GECC owns, directly and indirectly, a 27% equity interest in Company B. In addition, ownership of a Company A convertible bond gives GECC the current right to increase that interest to 34% on a diluted basis. The third-party investor directly and indirectly owns a 70% equity interest in Company A. The original family owners of Company A hold the remaining equity interests.

GECC also has performing loans to the third-party investor in Company A and Company B. The terms and conditions were negotiated at market rates. The loan to the third-party investor was partly used to fund its acquisition of Company A and it has recourse against the general credit of the investor’s substantive business.

GECC has the right to appoint two of the five directors on the Boards of both companies. The third-party investor holds the remaining Board seats. Significant Board level decisions affecting capital structure and distributions require the approval of four of the five directors. The third-party investor can approve the business plan, significant operating decisions and non-significant capital decisions of both companies through its Board majority.

On a day-to-day basis, the original owners of Company A continue to operate the business.

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GECC does not have the unilateral power to remove the third-party investor, which currently has the power to direct the activities of the entity that most significantly impact the entity’s economic performance. The protective rights held by GECC, as lender and equity holder, do not preclude the majority investor from having the power to direct unless there was a default under the loan agreements.

Non-U.S. Sports & Entertainment Complex Limited Partnership

This limited partnership was established in 2004 to purchase a sports & entertainment complex. We disposed of our interest in the limited partnership in the second quarter of 2010.

GECC and a third-party real estate investor purchased general partner and limited partnership interests in the entity. GECC held 50% of the general partnership interests and 70% of the limited partnership interests. The third-party investor held the remaining general and limited partnership interests. Equity contributions by the limited partners funded 25% of the purchase price of the complex; the balance of the purchase price was funded by a senior loan from a third-party bank. Each of the partners provided an interest shortfall guarantee to the senior lender in proportion to their limited partnership interests. The senior lenders’ only recourse was to the property complex.

The general partners had normal general partner rights and powers, subject to the protective rights held by the senior lender. The limited partnership agreement required that for any action to be taken by the partnership, both general partners had to consent.

As neither general partner has the specialized knowledge necessary to run a large entertainment complex, the general partners agreed to appoint an experienced manager to operate the complex on an exclusive basis. The complex manager, in performing its duties, must follow the business plan, which has been approved jointly by the general partners. The complex manager is authorized to enter into transactions on no less favorable terms than those contemplated in the current business plan, without prior notification of the general partners. All other transactions and any transactions with related parties require the prior written approval of the general partners. The complex manager can only be removed for cause with the consent of both general partners.

The complex manager performs its day-to-day activities, including ticket sales and collection of rents within the approved business plan. Any significant transactions involving real estate or naming rights requires the mutual consent of the general partners.

GECC believes that the complex manager’s activities, principally decisions affecting arena utilization and pricing, most significantly impact the economic performance of the entity.

GECC did not have the unilateral power to remove the complex manager. The protective rights held by the senior lender or the limited partner lenders did not preclude the complex manager from having the power to direct. In all other decisions, which are required to be made in accordance with the design of the entity, joint consent of both general partners was required.

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U.S. Venture Capital Funds

These consist of four funds in the form of limited partnership entities created to allow GECC to co-invest in portfolios of companies organized or managed by third-party venture capital firms.  The venture capital firms offer GECC the opportunity to invest alongside their own funds in development stage entities. GECC may decide whether or not to participate at its discretion. If it chooses to invest in an opportunity, a separate co-investment fund is established to hold the GECC interest in the overall investment.

One venture capital firm is the general partner of three of the co-investment funds and another venture capital firm is the general partner of the fourth. GECC is the sole limited partner investor in all four co-investment funds.

The venture capital firms hold general partner interests in these funds, which range between  .0004% and .03425% of invested capital. GECC invested the remaining capital into the funds as limited partner investments.

The venture capital firms, as general partner of both their own funds and the co-investment funds, are responsible for portfolio management and determining exit strategies for fund investments. The general partner may only be removed for cause by GECC.

GECC does not have the unilateral ability to remove the general partners of these funds, which currently have the power to direct the activities of the funds that most significantly impact the entities’ economic performance. The protective rights held by GECC, as limited partner do not preclude the general partners from having the power to direct.

Non-U.S. Asset-Backed Trusts

These are two entities in which an acquired affiliate made investments prior to our acquisition of the affiliate in 2007. The entities had purchased securitized mezzanine loans backed by real estate investments. The acquired affiliate purchased a majority of the beneficial interests issued by these entities to fund the purchase of the beneficial interests issued by the underlying securitization. Similar to many U.S. securitization structures, the trust’s servicer/asset manager is the only party that makes significant decisions during the life of the entity.

GECC does not have the unilateral ability to remove the servicers who currently have the power to direct the activities of the entities that most significantly impact their economic performance. The protective rights held by GECC do not preclude the servicers from having the power to direct, absent an event of default, which has not occurred.

U.S. Low Income Tax Credit Equity Limited Partnerships

These are limited partnership entities that were created to acquire multi-family real estate property and develop and lease it within parameters established by the Low Income Housing Tax Credit (LIHTC) program.

To finance the acquisition of the properties, the limited partnership issues ownership interests for 20% of the property value and obtains funding from a municipal bond issuance for the balance of the acquisition cost.

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The developer/sponsor is typically the general partner who controls the day-to-day decision-making. The general partner contributes only a nominal amount of initial equity (typically 1%); however, it frequently receives an upfront fee in excess of its contributed capital. The general partner is required to fund operating deficits and provide guarantees of tax credits. This is typically accomplished by general partner loans or reserves established at the venture or property level.

GECC holds a passive limited partner interest in these entities. Limited partner investors typically do not expect a return of or on their investment other than tax credits received under the LIHTC program.

The general partner generally holds rights to a disproportionately large percentage of excess returns upon liquidation of the property and no substantive equity interest. Limited partners have certain restricted protective rights, such as consent rights, in the event of sale of property prior to the end of the tax compliance period, settlement of debt at less than par and litigation.

In addition, GECC provided limited guarantees to these three entities either through an indemnity, where GECC sold the property to the limited partnership, or through credit enhancements.

The following activities are the responsibility of the general partner and are those that most significantly impact the entities’ economic performance:

•	Development of the properties
•	Tenant decisions
•	Ensuring compliance with LIHTC guidelines regarding tenant composition
•	Capital and maintenance decisions

The rights of the limited partner interests typically are protective consent rights that can block certain actions by the general partner that would threaten realization of the tax credits.

GECC does not have the unilateral power to remove the general partners. The protective rights held by the municipal bond holders or GECC, as limited partner, do not preclude the general partner from having the power to direct.

Entities that are no longer Variable Interest Entities

Included in our prior response were certain entities that we no longer consider VIEs under the revised guidance. These entities, described below, are now wholly owned subsidiaries and are consolidated by GECC under the voting interest model. These entities were inadvertently included in our VIE disclosures and therefore in our initial response to the Staff.

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Non-U.S. Real Estate Limited Partnerships

These are two entities formed in 2007 to develop two properties. Initially, GECC partnered with a local developer to finance the development of these projects. GECC acquired from the developer a 76% interest of the entity holding the land plots and funded 100% of the development costs. Upon completion and satisfaction of the contract provisions, GECC acquired the remaining 24% interest held by the developer. Development of both properties was completed in 2008. The second closing was conducted in 2009. Following that closing, GECC became the sole owner of the two equity-funded entities. GECC has unrestricted control over the assets, appointment of directors and corporate governance. GECC absorbs 100% of losses and profit generated by these entities. These entities were inadvertently included in our VIE disclosures in the second and third quarters of 2009.

VIEs for which GECC is not considered to be the primary beneficiary

Penske Truck Leasing Co. L.P., which we have described in our prior response dated June 29, 2010, remains the largest of our unconsolidated VIEs. In addition, there are three significant types of VIEs with which we are involved where, using logic similar to that described earlier, we concluded we were not the primary beneficiary.

We hold passive investments in investment securities, representing debt securities and retained interests. These investees would typically be considered VIEs due to the insufficiency of equity under ASC 810-10. However, as a holder of a small portion of the senior tranche of securities issued by these entities, we would not be expected to incur losses that could potentially be significant to the VIE. Further, as a member of the debt group, we do not have the unilateral right to remove the servicer who would generally be regarded as the party with the power to direct, as defined. Therefore, we do not believe that we could ever be considered the primary beneficiary of any of these entities.

The second major group of unconsolidated VIEs comprises limited partnership investments held by our CLL and Real Estate businesses. The power to direct the activities that most significantly impact these entities’ economic performance does not rest with GECC: instead, this power primarily resides with third-party investment managers that are not holders of substantive equity investment at risk. We have no ability to unilaterally remove the third-party investment manager. GECC, as limited partner in these entities, has protective rights designed to aid recovery of its investment if an event of default occurs.

The third major group comprises asset-backed financing entities in which the servicing is performed by the third-party sponsor. These entities are VIEs as a result of being thinly capitalized. GECC’s involvement is limited to extending loans to these entities. We have no unilateral right to remove the servicer who currently holds the power to direct.

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Should you have any questions regarding this matter, please contact me at (203) 373-2444.

GENERAL ELECTRIC CAPITAL CORPORATION

/s/ Jamie S. Miller
Jamie S. Miller
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company
M. A. Neal, Vice Chairman, General Electric Company and Chairman and Chief Executive Officer, General Electric Capital Corporation
K. S. Sherin, Vice Chairman and Chief Financial Officer, General Electric Company
J. S. Bornstein, Chief Financial Officer, General Electric Capital Corporation
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel; Chairman, Disclosure Committee, General Electric Company
W. J. O’Mara, Partner, KPMG LLP P. Tupper, Partner, KPMG LLP

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